

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

June 7, 2017

William L. Deckelman, Jr.
Executive Vice President, General
Counsel and Secretary
DXC Technology Company
1775 Tysons Boulevard
Tysons, Virginia 22102

Re: DXC Technology Company
Registration Statement on Form S-4
Filed June 1, 2017
File No. 333-218394

Dear Mr. Deckelman:

We have limited our review of the above-captioned registration statement to those issues we have addressed in our comments. In some of our comments, we may ask for additional information to be provided to us so we may better understand the disclosure.

Please respond to this letter by amending the registration statement and providing any requested information. If a belief is held that our comments do not apply to your facts and circumstances, or you do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the registration statement and any information you provide in response to these comments, we may have additional comments.

<u>Form S-4 Cover Page</u>

1. Please briefly advise us under which subsection of Rule 457 the filing fee was calculated.

<u>Conditions to the Exchange Offer, page 42</u>

2. The offer conditions appear eligible to be asserted up until the time the exchange offer is consummated, which implies that offer conditions may be asserted or waived following offer expiration. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

Miscellaneous, page 47

3.   We noticed several representations in this section that DXC's determinations will be "final and binding." Please revise to expressly indicate that security holders may challenge any such determinations in a court of competent jurisdiction.

Exhibit 99.1 | Letter of Transmittal

4.   The letter of transmittal appears to be the exclusive means by which security holders may tender their securities and participate in the exchange offer. The disclosure at page six, however, asks each security holder to implicitly acknowledge that by executing the letter of transmittal, each also is representing and warranting that he or she has "received and reviewed the Prospectus." Please advise us of the purpose of the cited language. Alternatively, please delete such language as it is open to interpretation and may reasonably be viewed as an attempt to limit DXC's liability in a way that is tantamount to a waiver.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact the undersigned at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and
Acquisitions

cc: Deanna L. Kirkpatrick , Esq.
Davis Polk & Wardwell LLP